MUTUAL OF AMERICA
INSTITUTIONAL FUNDS, INC.

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND DEPUTY
GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 16, 2010

Mr. Brick Barrientos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-1520

RE:     Comments on Post-Effective Amendment No. 22 under the

Securities Act of 1933 and Post Effective Amendment No. 27 under the

Investment Company Act of 1940 to the

Registration Statement on Form N-1A of

Mutual of America Institutional Funds, Inc.

File No. 033 – 087874 (Prospectus and S.A.I.)

Dear Mr. Barrientos:

On behalf of the above referenced registrant, set forth below in responses to the comments you provided in our telephone call of April 5, 2010, concerning the Post-Effective Amendment filed with the Securities and Exchange Commission on February 18, 2010.  Per your direction this letter is being filed at the same time as Post-Effective Amendment No. 23 under the Securities Act of 1933 and No. 28 under the Investment Company Act of 1940.  I have pointed out in an e-mail on April 12, 2010 a change that was made affecting the Equity Index Fund and the Mid-Cap Equity Index Fund, resulting in the retention of language that was deleted elsewhere.  It was decided to maintain in force the written expense reimbursement agreement that has been in effect since 2002 for these two index funds while the termination would remain in effect for all of the other funds, and as a result, reference to that agreement has been restored to the expense sections of those funds.

Comment:	You noted that a current auditors’ consent was not included in the 485(a) filing.
Response:	The current auditors’ consent was not available in February 2010 when the 485(a) filing took place. The current auditors’ consent has been substituted in place of last years in the 485 (b) filing.

Comment:	You noted that the statement relating to payments to brokers or intermediaries in Item no. 8 of the instructions is missing from all summaries.
Response:

Item no. 8 specifically permits the language to be omitted where neither the fund nor any related company pays a financial intermediary for sales of fund shares or related services.Since neither the Fund nor any related company makes such payments, it has been omitted. We respectively submit that the omission is proper in this case.

Comment:	Various numerical entries and charts throughout the documents, such as the bar charts, have not been updated.
Response:

Updated financial information, through December 31, 2009, was not available at the time of the 485(a) filing and all such information, including charts, has been updated through December 31, 2009 in the 485 (b) filing that is being effectuated at the time this letter is being filed.

Comment:	You asked if this registrant would be utilizing the summary prospectus option.
Response:	This registrant will not use the summary prospectus delivery option for 2010.

Comment:	Ticker Symbols have not been included in the documents.
Response:	This registrant has not obtained Ticker Symbols for its funds as of this time.

Comment:	Delete the language describing the minimum investment amounts for initial and subsequent investments from the cover page.
Response:	This language has been removed from the cover page.

Comment:

In all summary sections, delete the reference to the termination of the adviser’s expense reimbursement agreement and move the wire transfer fee from its current location in a footnote note to the expense table.

Response:	This has been done.

Comment:

Move Standard & Poor’s disclaimer and trademark reference in the Index Fund and All America Fund summaries to item 9, and do the same for all summaries including the Standard & Poor’s 400 and Russell 2000 indices.

Response:	This has been done, and a reference to its location has been added to each summary.

Comment:	Disclose that assets of the Index Funds are to be “substantially all” invested in the respective indices, rather than 80% so invested.
Response:	This has been done.

Comment:	Add Small and Mid Cap Risk to Equity Index Fund Summary.
Response:	This has been done.

Comment:

•      Delete the following language under “Performance/Annual Return” and add reference to risks of investing in a fund, in the first sentence following the heading “Performance/Annual Return”, which describes the bar charts.

•      Delete: “The Fund’s past performance does not necessarily indicate how it will perform in the future.”

•      Delete: “Below the bar chart are the Fund’s highest and lowest total returns for any calendar quarter during the period covered by the chart, showing the volatility of the Fund’s total returns.  The numbers in parentheses are negative, representing a loss of principal.  Returns would have been lower without expense reimbursements provided by the Adviser.”

Response:	This has been done.

Comment:	Delete footnote (2) following the bar chart which describes the Fund’s index in the other fund summaries unless more than one index is used.
Response:	This deletion has been made.

Comment:	Move the discussion of after tax returns following the bar charts to the last summary and cross reference it.
Response:	This has been done.

Comment:	Delete the reference to ADRs in the “Principal Investment Strategies” section of the All America Fund.
Response:	This has been done.

Comment:	Move the fund commencement dates from a footnote and place them in the table of “Average Total Returns”.
Response:	This has been done.

Comment:	In all summary sections for portfolio managers, include names, titles, length of time managing the respective funds and the portion of the fund they manage per instruction 10 (a)(2)
Response:	This has been done.

Comment:	Do not combine Small Cap and Mid Cap stock risk.
Response:

The disclosures have been redrafted to separately address Small Cap risk and Mid Cap risk, and a sentence describing that securities issued by companies with small-sized Market Capitalizations generally are subject to greater, less predictable price changes than securities of companies with larger capitalizations, has been moved into the Small Cap Risk Section from text appearing above, as requested in our telephone conversation.

Comment:	Add the dollar amount of capitalization for the Small Cap range of stock to the Small Cap Growth and Value summaries under principal investment strategies.
Response:	The dollar range of capitalizations in the Small Cap area has been added.

Comment:	Remove the reference to the advisory fee waiver of so much of the fee as unnecessary to prevent negative returns from the Money Market Summary Section. It will remain in the statutory prospectus.
Response:	This has been done.

Comment:	In the Money Market Summary Section, delete effective yields from “Average Annual Total Returns”
Response:	This has been done.

Comment:	Replace the term, “Debt Obligations” with the word “Bonds” and add a definition of “Bonds” in the Bond Fund Summary Section, and separately refer to “interest rate risk”.
Response:	This has been done.

Comment:	Delete language above bar charts referencing to quarterly return table and delete “Returns would have been lower without expense reimbursements provided by the Adviser.”
Response:	This has been done.

Comment:

In the Additional Information Section, change the subheadings to read “Principal Objective,” “Principal Investment Risks,” and “Principal Investment Strategy.” Include those items that are viewed as “principal” in each category and refer to non-principal risks, strategies and objectives separately.

Response:	This has been done.

Comment:	In the “Principal Risks” section of the Statutory prospectus, identify each fund to which each risk applies.
Response:	This has been done.

Comment:	Refer to the disclosure in the Annual or Semiannual Shareholder Report of the factors considered by the Board by approving the renewal of the Advisory Agreement.
Response:	This has been done.

Comment:	Show five years of experience for each Portfolio Manager.
Response:	We believe this was already shown and we have discussed it with you.

Comment:	Provide the function of each entity to which portfolio information is disclosed, including frequency of disclosure and lag time, in the S.A.I.
Response	This has been done.

Comment:	Add reference to the Board considering Conflicts of Interest to the discussion of the non-independent chairman in the S.A.I.
Response	This has been done.

Comment:	Provide “Tandy” representations.
Response	“Tandy” representations are included in a separate letter being filed along with the 485(b) filing.

I am happy to discuss the foregoing, should you wish to do so.

Sincerely,

/s/ Thomas L. Martin
Thomas L. Martin

TLM/kc

MUTUAL OF AMERICA
INSTITUTIONAL FUNDS, INC.

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND DEPUTY
GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 16, 2010

Mr. Brick Barrientos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-1520

RE:     Post-Effective Amendment No. 22 under the

Securities Act of 1933 and Post Effective Amendment No. 27 under the

Investment Company Act of 1940 to the

Registration Statement on Form N-1A of

Mutual of America Institutional Funds, Inc.

File No. 033 – 087874 (Prospectus and S.A.I.)

Dear Mr. Barrientos:

Mutual of America and Registrant filed Post-Effective Amendment No. 22 under the 1933 Act and Amendment No. 27 under the 1940 Act to the above-referenced Registration Statement on form N-1A on February 18, 2010.

In connection with this filing, the Registrant acknowledges that:

1.               The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.               The Securities and Exchange Commission (“Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3.               The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas L. Martin
Thomas L. Martin

TLM/af